

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Ken Suslow
Chief Executive Officer
Sandbridge Acquisition Corp
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067

> **Re: Sandbridge Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 28, 2021**
> **File No. 333-254888**

Dear Mr. Suslow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

Amendment No. 1 to Registration Statement on S-4 filed May 28, 2021

Unaudited Pro Forma Condensed Combined Financial Information
Other Related Events in Connection with the Business Combination, page 151

1. In regards to the 9,533,637 shares of New Owlet common stock representing outstanding New Owlet option awards on a net exercise basis, we note that a portion of the shares are subject to cash settlement upon valid elections made by the holders of Owlet's vested options pursuant to and contingent on the successful completion of the Business Combination. The pro forma financial information provided assumes no elections are made to settle Owlet option awards through a cash settlement. Please clarify in your disclosures the portion of these shares that are subject to cash settlement and correspondingly help us understand how you determined liability presentation in the pro

forma financial information was not necessary for the portion of these shares. Refer to ASC 718-10-25-15.

Our Platform, page 173

2.   We note your updated disclosure that, "net income increased from $(2.1) million to $(7.9) million, and EBITDA improved from $(1.7) million to $(7.2) million" for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. However, we note your disclosure on page 195 and 199 that your net loss appears to have increased over the period and your EBITDA appears to have decreased over the period. Please correct this inconsistency or otherwise advise.

Stock-based Compensation Expense, page 207

3.   We note your response to comment 6. Please confirm that there have been no additional recent equity issuances aside from those awards listed in your response with the latest being in January 2021. It is not clear based on your response how the fair value of common stock underlying recent equity issuances, including the stock options granted in January 2021, reconciles to the valuation of common stock as indicated by the terms of the business combination transaction. We note the consideration of the fully diluted pro forma equity valuation and an implied pre-money valuation; however, it remains unclear how this compares to the fair value of common stock used for recent equity issuances. Please advise.

    You may contact Nudrat Salik at 202-551-3692 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Emily J. Oldshue, Esq.